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ANNOUNCEMENT

PROPOSED CHANGE OF AUDITORS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) announced that the Board had approved the proposed appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) to provide professional services to the Company for its domestic financial reporting, U.S. financial reporting and internal control for the year 2013 and PricewaterhouseCoopers to provide professional services to the Company for its Hong Kong financial reporting for the year 2013.

China Southern Air Holding Company, the controlling shareholder of the Company, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China (the “SASAC”). Pursuant to the relevant requirements issued by SASAC, if the service term of the external auditor appointed by the state-owned enterprises to continuously undertake financial auditing work exceeds the prescribed time limit, such auditor needs to be changed. In this connection, the Company, a listed company controlled by a stated-owned enterprise, proposed to change its auditors for the year 2013 in accordance with the above-mentioned requirements.

The proposed appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited (to be renamed as PricewaterhouseCoopers Zhong Tian LLP) and PricewaterhouseCoopers is subject to the approval by the shareholders of the Company at the forthcoming annual general meeting (the “AGM”).

KPMG Huazhen (Special General Partnership) and KPMG confirmed that there were no matters in respect of the circumstances leading to their cessation as the Company's independent auditors that should be brought to the attention of the shareholders of the Company and the Audit Committee of the Company. The Board also confirmed that there were no relevant matters regarding the proposed change of auditors that should be brought to the attention of the shareholders of the Company. The Board further confirmed that there were no disagreements or unresolved matters between the Company and KPMG Huazhen (Special General Partnership) and KPMG regarding the proposed change of auditors.

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A circular containing, inter alia, further details of the proposed change of auditors together with the notice convening the AGM will be despatched to the shareholders of the Company as soon as practicable.

The Board would like to express its sincere gratitude to KPMG Huazhen (Special General Partnership) and KPMG for their quality services provided to the Company in the past years.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 March 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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